-----------------------------
OMB Approval
OMB Number:  3235-0058
Expires:     March 31, 2006
Esimated Average burden
  hours per response... 2.50

SEC File Number 1-1445
-----------------------------



               UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549





                FORM 12b-25
        NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [  ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q   [  ] Form N-SAR

For Period Ended:
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


___________________________________________________________________

PART I - REGISTRANT INFORMATION


Haverty Furniture Companies, Inc.
-------------------------------------------------------------------
Full Name of Registrant

780 Johnson Ferry Road, Suite 800,
-------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Atlanta, Georgia  30342
-------------------------------------------------------------------

City, State and Zip Code



PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]       (a)  The reasons described in reasonable detail in Part
          III of this form could not been eliminated without unreasonable effort or expense:

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)    The  accountant's  statement  or  other  exhibit
          required  by  Rule  12b-25(c)  has  been  attached   if
          applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.


As previously reported by Haverty Furniture Companies, Inc., in a Current Report on Form 8-K filed May 2, 2005, the Company, like many organizations, undertook an internal review of its lease accounting practices in light of the communication issued by the Office of the Chief Accountant of the Securities and Exchange
Commission in its February 7, 2005 letter to the American Institute of Certified Public Accountants. Based on the analysis and in consultation with its independent external auditors, and with the concurrence of the Audit Committee of the Company's Board of Directors it was determined that certain of the Company's lease accounting practices were incorrect and that the previously issued financial statements included in the Company's fiscal 2004 Annual Report on Form 10-K should be restated. The restated annual financial statements will be included in an amendment to the Company's fiscal 2004 Form 10-K.

The Company is working diligently to complete its review of its accounting for leases and to determine the necessary adjustments to each of the reporting periods. Due to the time and effort involved in determining the full effect of these adjustments on the Company's previously issued financial statements and in preparing its financial statement for the quarter ended March 31, 2005, the Company will not be in a position to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 without unreasonable expense or effort.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Dennis L. Fink          404-443-2900
     ----------------------    ---------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 19400 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s).
     [X] Yes [ ] No


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                HAVERTY FURNITURE COMPANIES, INC.
          -----------------------------------------------
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 10, 2005       By:     /s/ Dennis L. Fink
                             ---------------------------------------
                                          Dennis L. Fink
                                   Executive Vice President and
                                      Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------------------------------------------
                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

----------------------------------------------------------------------